[Letterhead of Sutherland Asbill & Brennan LLP]

January 17, 2013

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2
Filed August 29, 2012
File No. 333-183605

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 16, 2013 with respect to Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-183605), filed with the Commission on January 11, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response. Where revisions to the Prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Amendment No. 3 to the Registration Statement, filed concurrently herewith.

Prospectus

Prospectus Summary

1.	We note the disclosure included under the caption “Securitization Vehicles” regarding the Company’s 2012 securitization tranasction. Please revise such disclosure to clarify the portion of such securitization vehicle’s securities that were retained by the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.

January 17, 2013

Portfolio Composition and Investment Activity

2.	We note the tabular disclosure set forth on page 49 of the Prospectus regarding the Company’s portfolio activity. Please revise such tabular disclosure to include a description of the total amount that appears at the bottom of such table.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	We note the reference to “Structured Finance” in the tabular disclosure set forth on page 50 of the Prospectus discussing industry concentration within the Company’s investment portfolio. Please revise such tabular disclosure to provide details regarding the industry concentration of the CLO vehicles that comprise the “Structured Finance” component of the Company’s investment portfolio.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Legal Opinion

4.	Please revise the legal opinion filed as exhibit l.1 to the Registration Statement to clarify that counsel examined such records, documents or other instruments as counsel in its judgment has deemed to be necessary or appropriate to enable counsel to render the opinion expressed.

The Company has revised the above-referenced legal opinion in response to the Staff’s comment.

5.	Please revise the legal opinion filed as exhibit l.1 to the Registration Statement to remove the reference to “in our experience” when disclosing the laws that counsel considered for purposes of issuing such opinion.

The Company has revised the above-referenced legal opinion in response to the Staff’s comment.

6.	Please revise the legal opinion filed as exhibit l.1 to the Registration Statement to clearly state that the rights included on such Registration Statement will represent valid and binding obligations of the Company when issued, or provide the Staff with an explanation why such an assertion cannot be made. If counsel is unable to make such an assertion, please confirm that counsel will do so with respect to any rights that are issued pursuant to the Registration Statement that are binding in nature.

Dominic Minore, Esq.

January 17, 2013

The Company advises the Staff on a supplemental basis that the rights included on the Registration Statement would be issued in connection with rights offerings conducted by the Company. Such rights are typically issued pursuant to board resolutions, rather than separate agreements, and thus may be modified or recinded at any time in the board’s discretion. As a result, the Company’s counsel is unable to provide an opinion confirming that such rights will represent valid and binding obligations of the Company upon issuance. However, the Company confirms that it will file an opinion of counsel as an exhibit to the Registration Statement by means of a post-effective amendment thereto in connection with any offering, issuance or sale of rights under the Registration Statement that do represent binding obligations of the Company. In addition, the Company confirms that any prospectus supplement filed in connection with a rights offering conducted under the Registration Statement will clearly disclose the risk that the Company’s board of directors may chose to terminate a rights offering subsequent to commencement for any reason.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP